December 29, 2015

VIA COURIER

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Silver Standard Resources Inc.
Form 40-F for the Fiscal Year Ended December 31, 2014
Filed March 25, 2015
File No. 001-35455

Dear Mr. Reynolds:

Silver Standard Resources Inc. (the *"Company"*) hereby acknowledges receipt of the comment letter, dated December 29, 2015, from the staff (the *"Staff"*) of the Securities and Exchange Commission (the *"Commission"*) concerning the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 and hereby submits this letter in response. The Staff's comments are reprinted below and are followed by the Company's responses.

Form 40-F

Exhibit 99.1

Mineral Properties

Summary of Mineral Reserves and Mineral Resources Estimates page 16

1. We note your response to comment 1. Please confirm that you will clarify in future filings.

Response:

We confirm that we will clarify in future filings.

If you have any questions or additional comments concerning the foregoing, please contact me at 604-484-8217.

Yours truly,

Kelly Stark-Anderson,
Vice President, Legal and Corporate Secretary